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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Cynthia M. Jenkins (612) 758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7200 Metro Blvd., (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

RECD S.E.C.
NOV 29 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cynthia M. Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHAEL J. ROSS
NOTARY PUBLIC
STATE OF MINNESOTA
MY COMM. EXPIRES 1/31/2008

Cynthia Jenkins
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

YEARS ENDED SEPTEMBER 30, 2005 AND 2004


RECD S.E.C.
NOV 2 8 2005
1086

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

TABLE OF CONTENTS



Independent Auditor's Report

To the Board of Directors
Van Clemens & Co., Inc.
(A Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Van Clemens & Co., Inc. (a Subsidiary of Hart Securities Corporation) as of September 30, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Wipfli LLP

Minneapolis, Minnesota
October 20, 2005

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

STATEMENTS OF FINANCIAL CONDITION

	September 30, 2005	September 30, 2004
ASSETS		
Cash and cash equivalents	$ 515,663	$ 156,103
Accounts receivable - broker and dealer	21,071	24,358
Securities owned: marketable, at market value	-	2,299
Furniture and equipment, less accumulated depreciation of $6,392 in 2005 and $4,920 in 2004	6,778	6,910
Due from stockholder	-	157,267
Prepaid lease deposit and other assets	20,977	15,228
	$ 564,489	$ 362,165
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 6,266	$ 17,457
Accrued expenses	123,326	68,701
Total current liabilities	129,592	86,158
Common stock, par value $.10 per share, authorized 100,000 shares; issued and outstanding 63,000 shares	6,300	6,300
Additional paid-in capital	240,500	40,500
Retained earnings	188,097	229,207
Total stockholders' equity	434,897	276,007
	$ 564,489	$ 362,165

See Notes to Financial Statements.

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

STATEMENTS OF OPERATIONS

	Years Ended September 30,	
	2005	**2004**
Revenue:		
Commissions	$ 2,780,365	$ 2,518,767
Other income	44,323	29,250
	2,824,688	2,548,017
Expenses:		
Commissions and compensation	2,031,757	1,797,922
Communications	107,896	92,218
Occupancy	91,927	91,738
Regulatory and professional fees	263,810	257,239
Management fees - Hart Securities Corporation	-	217,743
Other expenses	93,746	41,257
Total expenses	2,589,136	2,498,117
Net income	**$ 235,552**	**$ 49,900**

See Notes to Financial Statements.

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, September 30, 2003	$ 6,300	$ 40,500	$ 179,307	$ 226,107
Net income	-	-	49,900	49,900
BALANCE, September 30, 2004	6,300	40,500	229,207	276,007
Capital contribution	-	200,000	-	200,000
Capital distribution	-	-	(276,662)	(276,662)
Net income	-	-	235,552	235,552
BALANCE, September 30, 2005	$ 6,300	$ 240,500	$ 188,097	$ 434,897

See Notes to Financial Statements

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

	Years Ended September 30,	
	2005	**2004**
Cash flows from operating activities:		
Net income	$ 235,552	$ 49,900
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	1,472	1,284
Accounts receivables	3,287	(6,126)
Securities in trading accounts	2,299	12,372
Unsecured receivable from stockholder and employees	-	(7,616)
Lease deposit and prepaid expenses	(5,749)	(722)
Accounts payable	(11,191)	10,809
Payable to Hart Securities Corporation	-	(166,350)
Accrued liabilities	54,625	15,196
Net cash flows from operating activities	280,295	(91,253)
Cash flows from investing activities:		
Purchases of furniture and equipment	(1,340)	(4,592)
Cash flows from financing activities:		
Capital contribution	200,000	-
Distribution of due from stockholder	157,267	-
Capital distribution	(276,662)	-
Net cash flows from financing activities	80,605	-
Net change in cash	**359,560**	**(95,845)**
Cash and cash equivalents, beginning of year	156,103	251,948
Cash and cash equivalents, end of year	**$ 515,663**	**$ 156,103**

See Notes to Financial Statements.

VAN CLEMENS & CO., INC.
(A Subisidary of Hart Securities Corporation)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Summary of Significant Accounting Policies and Other Information

Nature of Business

The Company is a registered broker-dealer with an office in Minnesota. The Company is engaged in the business of buying and selling securities, but does not hold customer securities or funds. The Company's securities that are owned are held by another broker-dealer and result in receivables from that broker-dealer. The Company is a wholly owned subsidiary of Hart Securities Company, Inc. (Parent).

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investment with maturities of less than three months to be cash and cash equivalents.

Securities Transactions

Securities transactions are recorded on a settlement date basis which is generally the third business day following the transaction date. Commission revenues and related expenses on transactions executed, but not settled at September 30, 2005 and 2004, were not material.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Securities Owned

Securities in trading accounts are valued at market value. Revenue from principal transactions includes the change in unrealized appreciation or depreciation of securities owned.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation expense charged to operations was $1,472 in 2005 and $1,284 in 2004.

Income Taxes

The stockholders of the Parent company have elected to have the Parent company treated as an "S corporation" for income tax purposes. Pursuant to this election, the taxable income is reported on the personal tax returns of the stockholders; consequently, no provision has been made for corporate income taxes.

(Continued)

VAN CLEMENS & CO., INC.
(A Subisidary of Hart Securities Corporation)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1. Summary of Significant Accounting Policies and Other Information (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising costs charged to operations were $1,134 in 2005 and $154 and 2004.

2. Securities Owned

Marketable securities owned consist of securities at quoted market values, as follows:

	2005	2004
Corporate stocks	$ -	$ 2,299

3. Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

4. Fair Value of Financial Instruments

Substantially all of the Company's financial assets are carried at market value or at amounts which, because of their short-term nature, approximate current fair value. Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash deposits in excess of federally insured limits. No significant losses have been incurred on the financial instruments during the fiscal year. At September 30, 2005, the Company exceeded the insured limit by approximately $442,283.

(Continued)

5. Operating Lease

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2008. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term. Rent expense for the fiscal years ended September 30, 2005 and 2004, was $89,127.

Years Ending September 30,	
2006	$ 41,199
2007	45,461
2008	40,844
	$ 127,504

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the rate of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $399,797, which was $349,797 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

7. 401(k) Plan

The Company adopted a 401(k) plan in 2004 covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions plus safe harbor matching employee contributions of up to 4% of compensation. The total employer contributions charged to operations under the plan were $183,228 and $137,729 in 2005 and 2004, respectively.

8. Related Party Transactions

The Company's former stockholders sold their shares to Hart Securities Corporation (Hart) in November 2004 upon regulatory approval. Under a management agreement with Hart, the Company expensed management fees of $217,743 in 2004, and $0 in 2005. The management fee agreement was terminated in 2005 upon Hart becoming the 100% owner of the Company.

(Continued)

VAN CLEMENS & CO., INC.
(A Subisidary of Hart Securities Corporation)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2005 AND 2004

9. Reclassifications

Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation. These reclassifications had no effect on previously reported results of operations or stockholders' equity.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2005

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SEPTEMBER 30, 2005

Net capital:	
Total stockholders' equity:	$ 434,897
Non-allowed assets and/or charges:	
Clearing deposit and other receivables	3,072
Furniture and equipment	6,778
Lease deposit and prepaid expenses	20,977
	30,827
Net capital before haircuts on securities	404,070
Haircuts on securities:	
Other	(4,273)
Total net capital	$ 399,797
Aggregate indebtedness:	
Accounts payable	$ 6,266
Accrued liabilities	123,326
Total aggregate indebtedness	$ 129,592
Net capital requirement:	
Greater of $6^2/_3$% of aggregate indebtedness, $50,000, or market making criteria	$ 50,000
Excess net capital	349,797
Total net capital	$ 399,797
Ratio of aggregate indebtedness to net capital	0.32 to 1.0

See Independent Auditor's Report.

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

SEPTEMBER 30, 2005

RECONCILATION PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Stockholders' equity per Company focus filing as of September 30, 2005		$ 437,829
Adjustments:		
Increase in depreciation expense	$ (1,472)	
Increase in payroll expense	(1,460)	
Decrease in management fee	(50,000)	
Increase in paid-in capital	50,000	
Stockholders' equity per annual report as of September 30, 2005		$ 434,897
Non-allowable assets per focus filing as of September 30, 2005		$ 32,299
Adjustments:		
Decrease in furniture and equipment, net	$ (1,472)	
Non-allowable assets per annual report as of September 30, 2005		$ 30,827
Net capital per Company focus filing as of September 30, 2005		$ 401,257
Audit adjustments to increase stockholders' equity:		
Change in non-allowable assets due to audit adjustments	$ (1,460)	
		$ 399,797
Net capital per annual report as of September 30, 2005		
Aggregate indebtedness per Company focus filing as of September 30, 2005		$ 128,132
Audit adjustment to increase accruals	$ 1,460	
Aggregate indebtedness per annual report as of September 30, 2005		$ 129,592

See Independent Auditor's Report.

VAN CLEMENS & CO., INC.
(A Subsidiary of Hart Securities Corporation)

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2005

EXEMPTIVE PROVISION

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

See Independent Auditor's Report.


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Wipfli LLP
Financial Plaza
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Minneapolis, MN 55439
952.548.3400
fax 952.831.1219
www.Wipfli.com


RECD S.E.C.
NOV 8 2005
1086

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Van Clemens & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Van Clemens & Co., Inc., for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
October 20, 2005